ACNB CORPORATION
16 Lincoln Square
Gettysburg, PA 17325
December 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Katharine Garrett and John Spitz

RE:    ACNB Corporation
    Form 8-K Filed October 24, 2024
    File No. 001-35015

Dear Ms. Garrett and Mr. Spitz:

This letter is being submitted in response to the comment letter dated December 11, 2024, from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Form 8-K of ACNB Corporation (the “Company”) furnished to the Commission on October 24, 2024. For your convenience, we have repeated your comment in italics below followed by the Company’s response.

Form 8-K Filed October 24, 2024
Exhibit 99.1

1. We note your presentation of “Tangible equity (excluding AOCI)” and “Tangible book value per share (excluding AOCI),” both of which exclude the impact of accumulated other comprehensive loss and represent individually tailored accounting measures given that the adjustment to exclude accumulated other comprehensive loss has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of these non-GAAP measures from your future filings. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that it will remove the presentation of the above referenced non-GAAP measures from future filings with the Commission.

Should you have any questions regarding this letter or the response contained herein, please feel free to contact the undersigned at 717.339.5090.

Sincerely,

/s/ Jason H. Weber

Jason H. Weber
Executive Vice President/Treasurer & Chief Financial Officer